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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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LAWRENCE L. SHADELINE,                :
                                      :
                    Plaintiff,        :
v.                                    :     C.A. No. 14868
                                      :
CRAY RESEARCH, INC., J. PHILLIP       :
SAMPER, LAWRENCE E. EATON, ROBERT     :
H. EWALD, CATHERINE M. HAPKA,         :
PHILIP G. HEASLEY, ROBERT G.          :
POTTER, ANDREW SCOTT, JAN H.          :
SUWINSKI, SILICON GRAPHICS, INC.,     :
and C ACQUISITION CORPORATION,        :
                                      :
                    Defendants.       :
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                         AMENDED CLASS ACTION COMPLAINT

          Plaintiff, by his attorneys, alleges upon information and belief, except with respect to his ownership of common stock of Cray Research, Inc. ("Cray"), as follows:


                                     PARTIES

          1.   Plaintiff is the owner of shares of common stock of defendant
Cray.

          2. Cray Research, Inc. is a Delaware corporation with executive offices at 655A Lone Oak Drive, Eagan, Minnesota 55121-1560. Cray designs, manufactures, markets and supports powerful computer systems, software and peripherals, and leases computers. As of February 22, 1996, Cray had approximately 25,624,980 shares of common stock outstanding, which are held by over 5,000 shareholders of record. On or about March 1, 1996, Cray disseminated to Cray shareholders its Schedule 14D-9

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Solicitation/Recommendation Statement Pursuant to Section 14(D)(4) of the
Securities Exchange Act of 1934 (the "Schedule 14D-9"), in connection with the Transaction (defined below).

          3. Defendant J. Phillip Samper is Chairman, Chief Executive Officer and a Director of Cray.

          4.   Defendant Lawrence E. Eaton is a Director of Cray.

          5. Defendant Robert H. Ewald is President, Chief Operating Officer and a Director of Cray.

          6.   Defendant Catherine M. Hapka is a Director of Cray.

          7.   Defendant Phillip G. Heasley is a Director of Cray.

          8.   Defendant Robert G. Potter is a Director of Cray.

          9. Defendant Andrew Scott is Vice Chairman of the Board and a Director of Cray.

          10.  Defendant Jan H. Suwinski is a Director of Cray.


          11. The foregoing Directors of Cray (collectively the "Director Defendants"), owe fiduciary duties to Cray and its public shareholders.

          12. Silicon Graphics, Inc. ("SGI") is a Delaware corporation with executive offices at 2011 North Shoreline Boulevard, Mountain View, California 94043-1389. SGI designs, manufactures and provides services for computer products. As of January 31, 1996, SGI had approximately 162,025,947 shares of common stock outstanding.

          13. C Acquisition Corporation ("CAC") is a Delaware corporation and wholly-owned subsidiary of SGI formed for the acquisition of Cray.


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          14.  On or about March 1, 1996, SGI and CAC disseminated to Cray shareholders their Schedule 14D-1 Tender Offer Statement Pursuant to Section 14(D)(1) of the Securities Exchange Act of 1934, and Offer to Purchase for Cash 19,218,735 Shares of Common Stock (including The Common Share Purchase Rights) of Cray Research Inc. at $30.00 Net Per Share (collectively the "Schedule 14D-1"), in connection with the Transaction (defined below). SGI and CAC have knowingly and substantially participated in, and are benefitting by , breaches of fiduciary duties alleged herein, and therefore are liable as aiders and abettors thereof.


                            CLASS ACTION ALLEGATIONS

          15. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of defendant Cray (except defendants herein and their affiliates) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

          16. This action is properly maintainable as a class action for the following reasons:

               (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 31, 1995, there were over 25 million shares of defendant Cray common stock outstanding owned by over 5,000 shareholders scattered throughout the United States.

               (b) There are questions of law and fact which are common to members of the Class and which predominate over any


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questions affecting any individual members.  The common questions include, INTER
ALIA, the following:

                    i. Whether one or more of the defendants has engaged in conduct to entrench and/or enrich themselves at the expense of Cray's public stockholders;

                   ii. Whether the Director Defendants have engaged in a proper process to maximize shareholder value, including whether the Director Defendants have failed to conduct an adequate process to explore the viability and existence of alternatives in the sale of Cray at the highest available price with an appropriate premium;

                  iii. Whether the defendants have breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breaches;

                   iv. Whether the structure of the Transaction (defined below) is wrongfully coercive;

                    v. Whether plaintiff and the other members of the Class will be irreparably damaged by the conduct complained of herein; and

                   vi. Whether defendants have commenced the Tender Offer (defined below) pursuant to materially deficient disclosures.

          17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an


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adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          18. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.

          19. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

          20. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

          21. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.


                             SUBSTANTIVE ALLEGATION

          22. According to the Schedule 14D-9 and the Schedule 14D-1, the Executive Committee of the Cray Board determined in October 1995 "to take an active approach in pursuing opportunities with other companies." According to the Schedule 14D-9, Cray retained Salomon Brothers, Inc. ("Salomon Brothers") in October 1995 "in connection with a possible combination with, or sale of a controlling interest in the Company to, another corporation or


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other business entity." According to the Schedule 14D-9, in December 1995 Cray
communicated with several unnamed companies interested in exploring opportunities for collaboration, strategic alliance or some other form of business combination, and "[d]iscussions and negotiations with certain of these companies followed."

          23. According to the Schedule 14D-9 and the Schedule 14D-1, Cray management contacted SGI in late 1995 to explore "a possible strategic alliance or business combination with Cray," following which, in mid-December 1995, Cray and SGI entered into a confidentiality agreement for the exchange of information. On February 3, 1996, according to the Schedule 14D-9 and the
Schedule 14D-1, SGI representatives expressed an interest in pursuing a business combination with Cray. On February 5, 1996 the Cray board met purportedly to discuss, among other things, Cray's "strategic partnering efforts" and the communications between SGI and Cray. The Cray Board purportedly determined at the conclusion of the February 5 meeting that it would be consistent with Cray's objectives to continue to investigate a possible business combination with SGI "as well as other possible strategic alternatives" for Cray.

          24. The very next day, on February 6, 1996, according to the Schedule 14D-9, the Compensation and Development Committee of the Cray Board granted Samper options to purchase 100,000 shares of Cray common stock at an exercise price of $25.50 per share. Robert


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Ewald was apparently granted an option for 50,000 Cray shares on the same day, as well.

          25. According to the Schedule 14D-9 and the Schedule 14D-1, on February 18, 1996, at a special meeting of the Cray Board, Cray management advised the Cray Board that SGI was interested in acquiring Cray pursuant to a cash offer for 75% of the outstanding shares of Cray's common stock at $30 per share, followed by a merger in which each remaining Cray share would be exchanged for one SGI share. At the conclusion of the meeting, the Board purportedly determined that the Company should continue to negotiate the terms of a business combination with SGI. Although the Cray Board apparently had instructed management at the February 5 meeting to continue to investigate other alternatives, there is no discussion in either the Schedule 14D-9 or the
Schedule 14D-1 of any such investigation or the Board's or management's consideration of any alternatives to a transaction involving SGI, after the February 5 Board meeting.

                    DEFENDANTS AGREE TO A SALE OF CRAY TO SGI
                 PURSUANT TO A WRONGFULLY COERCIVE TRANSACTION

          26. On February 25, 1996, the Cray Board approved the Agreement and Plan of Merger, by and among Silicon Graphics, Inc., C Acquisitions Corporation and Cray Research Inc., dated as of February 25, 1996, (the "Merger Agreement"), pursuant to which SGI proposes to acquire the stock of Cray in a first step cash tender offer at $30 per Cray share for 19,218,735 shares (the "Tender Offer"), or approximately 75% of the outstanding common stock of Cray, and a second step merger with the remaining Cray


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shares to be acquired in exchange for one share each of SGI common stock (the
"Merger"). The Transaction was publicly announced on February 26,1996. The Tender Offer and Merger are collectively referred to herein as the Transaction. Under the terms of the Merger Agreement, if fewer than 19,218,735 shares of Cray are purchased in the Tender Offer, the remaining Cray shareholders will receive SGI stock and cash for each Cray share such that the total cash and stock consideration paid in the Merger will be the same as if the Tender Offer had been fully subscribed. SGI and CAC apparently intend to effect the Merger as promptly as practicable, and to vote the tendered shares in favor of the Merger.

          27. However, the structure of the Transaction is wrongfully coercive. The second step of the Transaction does not include any mechanism, such as a collar, to protect even the present inadequate value of the SGI stock proposed to be exchanged. In January 1996, SGI reported earnings well below expectations, and reportedly faces long-term problems in its workstations market. SGI's stock price has slipped significantly since the announcement of the Transaction. The closing price of SGI and Cray common stock on February 23, 1996, the last trading day prior to announcement of the Transaction, was $27.50 and $25.25 per share, respectively. On the day of announcement, February 26, 1996, Cray stock closed up to $28.50 per share, while SGI stock closed down to $25.375 per share. On March 4, 1996, SGI stock closed down at $24-1/8 per share. Thus, while the Tender Offer is at $30 cash per Cray share, the current value of the SGI stock to be issued in the second step


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of the Transaction is only $24-1/8 per Cray share.  Further, the Salomon
Brothers opinion as to the fairness of the considerations is based upon the conditions as they existed on February 25, 1996, and Salomon Brothers assumed no responsibility to update the opinion. Thus, the terms of the Transaction are wrongfully coercive and will wrongfully enable the SCI to obtain control of Cray through the $30 cash tender offer and vote the tendered shares in favor of the Merger.

          28. Further, the Merger Agreement prohibits Cray from soliciting or encouraging (including by way of furnishing information) the initiation of any inquiries or proposals regarding any merger, takeover bid, sale of substantial assets, sale of shares of capital stock or similar transactions involving Cray or any Cray subsidiary unless the Cray Board, after receiving an opinion of outside counsel to the effect that the Board was required to do so in order to discharge properly its fiduciary duties, determines in food faith after a consultation with its financial advisor that the proposal would result in a transaction more favorable to Cray stockholders than the transaction contemplated by the Merger Agreement, and that the proposal is made by a person financially capable of consummating such a proposal. The Merger Agreement also provides that the Cray Board has amended the Cray Shareholder Rights Agreement to exclude the Transaction, and that Cray has agreed to pay SGI a fee of $25 million plus up to an additional $2.5 million in expenses if the Merger Agreement is terminated under certain circumstances. Further, the Merger


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Agreement provides that promptly upon the purchase of the tendered shares SGI and CAC may designate directors of Cray in equal proportion to their stock ownership.

                         DEFENDANTS COMMENCE THE TENDER
               OFFER PURSUANT TO MATERIALLY DEFICIENT DISCLOSURES

          29. On or about February 29, 1996, SGI, through CAC, commenced the Tender Offer, which is set to expire on March 27, 1996, unless extended. However, as set forth below, the Tender offer was commenced pursuant to materially deficient disclosures.

          30. The Schedule 14D-9 and Schedule 14D-1 state that at the February 13, 1996 special meeting of the Cray Board, Salomon Brothers reviewed, among other things, "valuations of the company and the methodology by which such valuations were derived." However, the Schedule 14D-9 and the Schedule 14D-1 fail to include a description or summary of the valuations or methodology, such as ranges of values, discounted cash flow analysis, comparable traded companies analysis or comparable acquisition analysis. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.

          31. The Schedule 14D-9 and Schedule 14D-1 states that at the February 25, 1996 Cray Board meeting, the Board heard a presentation by Salomon Brothers on its analysis of the proposed transaction. Further, the
Schedule 14D-9 states that in approving the Merger, the Tender Offer and the Merger Agreement and recommending that all stockholders tender their shares pursuant to the Tender Offer, the Cray Board considered, among other factors,


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the Salomon Brothers presentation at the February 25, 1996 Board meeting.
However, the Schedule 14D-9 does not include any summary or description of the Salomon Brothers analyses beyond the standard generalized statements contained in the Salomon Brothers written opinion itself. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.

          32. The Schedule 14D-9 states that in December 1995, Cray communicated to representatives of several unnamed companies that Cray was interested in exploring opportunities for a collaboration, strategic alliance or some form of business combination, and that "[d]isscussions and negotiations with certain of these companies followed." Further, the written opinion of Salomon Brothers, attached as an exhibit to the Schedule 14D-9, states that in rendering its opinion Salomon Brothers "also considered the process that resulted in the negotiation of the Proposed Transaction, including discussions with other potential acquirors." However, the Schedule 14D-9 omits the subject of the discussions and negotiations with the unnamed companies, including the terms, structure or timing of any proposals or counter-proposals made to or by any of the unnamed companies. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.

          33. Similarly, the Schedule 14D-9 and Schedule 14D-1 state that the February 5, 1996 regular meeting of the Cray Board of Directors was held to discuss, among other things, "the


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Company's strategic partnering efforts, "and that at the conclusion of the meeting the Board determined that it would be consistent with the Company's objectives to continue to investigate a possible business combination with SGI as well as "other possible strategic alternatives" for Cray. However, the
Schedule 14D-9 and Schedule 14D-1 do not describe the "strategic partnering efforts" or the "other possible strategic alternatives." The omitted information is material to shareholders' assessments of the Transaction and available alternatives.

          34. The Schedule 14D-9 and Schedule 14D-1 state that on February 14, 1996, representatives of Cray and SGI discussed "several possible transaction structures and values," and that after "discussions and negotiations," the parties agreed to discuss with their Boards of Directors a transaction valued at $30 per share in cash for 75% of the shares and one share of SGI common stock for each remaining Cray share. However, the Schedule 14D-9 and Schedule 14D-1 do not identify the structure and values discussed or the substance of the discussions and negotiations that apparently led to the structure proposed to the Boards of Directors. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.

          35. The Schedule 14D-9 states that in approving the Merger, the Tender Offer and the Merger Agreement and recommending that all stockholders tender their shares, the Cray Board of Directors considered, among other factors, the possible alternatives to the Tender Offer and Merger, including, without


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limitation, continuing to operate the Company as an independent entity and the risks associated therewith. However, the Schedule 14D-9 does not identify any of the other alternatives or the basis for the Board's apparent preference for the Transaction, or the risks associated with remaining as an independent entity. The omitted information is material to shareholders' assessments of the Transaction and available alternatives.

          36. The Transaction constitutes a sale of Cray. As such, the Cray Board of Directors has an obligation to explore the viability and existence of alternatives to obtain the highest value reasonably available for Cray shareholders. The Director Defendants apparently failed to (1) undertake an adequate evaluation of Cray's worth as a potential merger/acquisition candidate;
(2) take adequate steps to enhance Cray's value and/or attractiveness as a merger/acquisition candidate; or (3) effectively expose Cray to the marketplace in an effort to create an active and open auction for Cray. Instead, defendants have agreed to a sale of Cray to SGI pursuant to the terms of a two-tiered coercive transaction which will coerce Cray shareholders to tender into the $30 per share cash tender offer, without any collar to protect even the present inadequate value of the second step consideration, and permit SGI to acquire control for Cray and the ability to vote the tendered shares in favor of the Merger.

          37. The Cray Board also has a duty to disseminate completely all material information to Cray shareholders to enable Cray shareholders to make informed decisions whether to accept or


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reject the Transaction or whether to seek appraisal of their shares under
Delaware law.

          38. While the Director Defendants should continue to seek out other possible purchasers of the assets of Cray or its stock in a manner designed to obtain the best transaction reasonably available for Cray's shareholders, should renegotiate with SGI at least to change the terms of the Transaction to all-cash or equivalent protected value, and/or should seek to enhance the value of Cray for all its current shareholders, they have instead wrongfully agreed to allow SGI to obtain the valuable assets of Cray through a coercive transaction at an inadequate price which disproportionately benefits SGI.

          39. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Cray's public shareholders, and will deny members of the Class an appropriate premium in the sale of Cray and the opportunity to share appropriately in the true value of Cray's assets, future earnings and businesses.

          40. In contemplating, planning and/or affecting the foregoing, defendants are not acting in good faith toward plaintiff and the Class, and defendants have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

          41. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Cray and because they are in possession of private corporate information concerning Cray's businesses and future


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prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Cray. Further, SGI has apparently been given access to such information regarding Cray.

          42. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to exercise loyalty, good faith and due care toward Cray and its public shareholders.

          43. As a result of the actions of the Defendants, plaintiff and the Class have been and will be damaged.

          44. Unless enjoined by this Court, the Director Defendants will continue to breach fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

          45.  Plaintiff has no adequate remedy at law.

               WHEREFORE, plaintiff demands judgment as follows:

     A.   Declaring that this action may be maintained as a class action;

     B. Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

     C. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed Transaction under its present terms, pending a proper process to maximize shareholder value including but not limited to renegotiation of the terms of any sale to SGI, and enjoining any improper device or transaction which will impede maximization of shareholder value;


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     D.   Ordering defendants to disseminate completely all material information in connection with the Transaction, and enjoining the closing of the Tender offer pending dissemination of such information;

     E. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

     G.   Granting such other and further relief as may be just and proper.


Dated:    March 5, 1996                           CHIMICLES, JACOBSEN & TIKELLIS

                                                  /s/  Robert J. Kriner, Jr.
                                                  ------------------------------
                                                  Pamela S. Tikellis
                                                  James C. Strum
                                                  Robert J. Kriner, Jr.
                                                  One Rodney Square
                                                  P.O. Box 1035
                                                  Wilmington, DE 19899
                                                  (302) 656-2500

                                                  Attorneys for Plaintiff

OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN & HERZ, LLP
270 Madison Avenue
New York, New York 10016

LAW OFFICES OF CHARLES J. PIVEN
111 S. Calvert Street
Suite 2700
Baltimore, Maryland 21202


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